Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Licensee Commences Recruitment; Completion of Settlement Agreement

Brisbane, Australia, 26th September 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) is pleased to announce that its licensee, Medigen Biotechnology Corp. (“MBC”) has treated its first patient in its P1-88 Phase 3 clinical trial in hepatocellular carcinoma (“HCC”). Progen also announces the completion of the November 2009 Settlement Agreement with shareholders.

Commencement of Patient Recruitment in “PATRON” PI-88 Phase 3 Trial

MBC has advised that they have commenced patient recruitment under the PATRON trial at three sites across Taiwan, with more sites expected to be initiated soon. The PATRON study is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of HCC after surgical resection and is a randomised, placebo-controlled, multinational trial. Disease-free survival is employed as the primary endpoint for efficacy assessment.

“The commencement of patient recruitment is a significant milestone in the development of PI-88 and reflects the hard work and cooperation between Medigen, PharmaSynth and Progen,” said Stuart James, Chairman, Progen Pharmaceuticals Ltd.

This milestone triggers a US$500k payment to Progen.

Completion of November 2009 Settlement Agreement

As previously announced in November 2009, Progen, Medigen and other Progen shareholders entered into a Settlement Agreement. That Settlement Agreement and the undertakings within have now expired. Attached is a Form 605 reflecting the expiration of the voting and other arrangements which came into effect under the November 2009 Settlement Agreement.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Progen Phamaceuticals Limited

ACN/ARSN	010 975 612

1. Details of substantial holder (1)

Name	Progen Phamaceuticals Limited and the persons listed in Annexure “A”
ACN/ARSN (if applicable)	010 975 612

The holder ceased to be a substantial holder on	18/05/2011
The previous notice was given to the company on	24/11/2009
The previous notice was dated	24/11/2009

2.     Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person’s votes affected
18/05/2011	Progen Phamaceuticals Limited and the persons listed in Annexure “A”	The agreement regarding voting of shares on board composition as set out in the Deed of Settlement lodged on 24 November 2011 has now expired.	N/A	4,774,242 ordinary shares	See Annexure “A”

3.     Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
The persons listed in Annexure “A”	Ceased to be Associates under section 12(2)(b) of the Corporations Act

4.     Addresses

The addresses of persons named in this form are as follows:

Name	Address
Progen Phamaceuticals Limited and others	2806 Ipswich Road, Darra QLD 4076

Signature

print name	Paul Dixon	capacity	Company Secretary
sign here	/s/ Paul Dixon	date	26/09/2011

1

DIRECTIONS

(1)                                  If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2)                                  See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(3)                                  See the definition of “associate” in section 9 of the Corporations Act 2001.

(4)                                  Include details of:

(a)                                  any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)                                 any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(5)                                  Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6)                                  The voting shares of a company constitute one class unless divided into separate classes.

(7)                                  Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

2

Annexure “A”

This is Annexure “A” of 1 page referred to in the Form 605 notice of ceasing to be a substantial holder signed by me and dated August 29th 2011.

Progen Phamaceuticals Limited

ACN 010 975 612

Signed by:	/s/ Paul Dixon	Date: 26 / 09 / 2011
Paul Dixon

Associates and Registered Holders

Name	Registered Ordinary Shareholding and Relevant Interest
Medigen Biotechnology Corporation	2,096,482
CCH Investment	965,356
Chi-Liang Yang	472,992
Yung-Fong Lu	396,816
Ho-Lung Wu	388,694
James Huang	439,045
Dr Gordon Schooley	7,434
Dr John Chiplin	0
Dr Julie Cherrington	0
Thomas Burt	0
Tzong-Pai (Paul) Lin	0
Stuart James	0
Heng Hsin Tang	1,500
Joe Yeh-Chiao Lin	5,923
TOTAL:	4,774,242